EXHIBIT 99.1

Addex Announces Filing of Registration Statement for Proposed Public Offering of Securities

Geneva, Switzerland, December 14, 2020 – Addex Therapeutics Ltd (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development announced today that it has filed a registration statement with the U.S. Securities and Exchange Commission (SEC) for a proposed underwritten public offering of shares, including those to be settled in the form of American Depositary Shares (ADSs). Each ADS represents the right to receive six shares of Addex.  The terms of the offering have not been determined, and the offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed. The Company will be concurrently offering the shares in Europe (other than Switzerland) in a private placement to qualified investors, and in Switzerland through private placements.

H.C. Wainwright & Co. is acting as sole book-running manager for the offering.

The proposed offering will be made only by means of a prospectus. Once available, an electronic copy of the preliminary prospectus relating to, and describing the terms of, the offering may be obtained from H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996 or e-mail at placements@hcwco.com or on the SEC’s website.

A registration statement on Form F-1 relating to the proposed sale of these securities has been filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. There is no intention or permission to publicly offer, solicit, sell or advertise, directly or indirectly, any securities of Addex Therapeutics Ltd in or into Switzerland within the meaning of the Swiss Financial Services Act ("FinSA"). Neither this document nor any other offering or marketing material relating to these securities, such as the shares, constitutes or will constitute a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is poised to start  a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in 2021. Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc, is scheduled to enter a phase 2a proof of concept clinical study for the treatment of epilepsy in 2021. Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements:
Statements in this announcement concerning the timing and terms of the anticipated offering of the Company’s securities are forward-looking statements, which are subject to risks and uncertainties, including those risks described in the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2020, as well as market conditions and regulatory review.